QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.7

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

        We hereby consent to the use of our name in the Annual Report on Form 40-F (the "Annual Report") of Enerplus Resources Fund (the "Registrant"). We hereby further consent to the inclusion in the Annual Report of the Registrant's Annual Information Form dated March 13, 2009 for the year ended December 31, 2008 which document makes reference to our firm and our report entitled "Estimate of Reserves and Future Revenue to the Enerplus Resources (USA) Corporation Interest as of December 31, 2008" dated February 12, 2009, evaluating the Registrant's oil, natural gas and natural gas liquids interests effective December 31, 2008.

Dallas, Texas, U.S.A.	NETHERLAND, SEWELL & ASSOCIATES, INC.
March 13, 2009
/s/ C.H. (SCOTT) REES III, P.E. C.H. (Scott) Rees III, P.E. Chairman and Chief Executive Officer

QuickLinks

  EXHIBIT 99.7
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS